UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File No.: 1-11130

(Translation of registrant’s name into English)

148/152 route de la Reine 92100 Boulogne-Billancourt — France

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

Alcatel-Lucent announces final terms of offering of new convertible bonds (subject to the approval -visa - of the Autorité des marchés financiers)

Paris, France, 2 June 2014 - Alcatel-Lucent (Euronext Paris and NYSE: ALU - the “Company”) launched today an offering of bonds convertible into and/or exchangeable for new and/or existing shares (the “Bonds”) in two tranches:

•	the first tranche of an initial nominal amount of approximately EUR 625.8 million maturing on 30 January 2019 (the “2019 Bonds”); and

•	the second tranche of an initial nominal amount of approximately EUR 418.4 million maturing on 30 January 2020 (the “2020 Bonds”).

The nominal value per 2019 Bond has been set at EUR 4.11 and the nominal value per 2020 Bond has been set at EUR 4.02, giving a premium of approximately 40% as regards the 2019 Bonds and of approximately 37% as regards the 2020 Bonds, over the Alcatel-Lucent’s reference share price1 on the regulated market of Euronext in Paris (“Euronext Paris”).

The total proceeds of the issuance will be used to enable the partial or full reimbursement of the Senior Secured Credit Facility of an initial principal amount of $1,750 million entered into by Alcatel-Lucent USA Inc. and secured by various first priority pledges, which could be released if the aforementioned credit is reimbursed in totality. The purpose of the issuance is also to contribute to the extension of debt maturity and to reduce, if market conditions allow, the cost of indebtedness, particularly the amount of interest paid. If the proceeds of the issuance are not sufficient to reimburse the entire Senior Secured Credit Facility, the residual amount may possibly be reimbursed by using the Group’s available cash or by raising additional financing in the capital markets. The Company plans to reimburse the Senior Secured Credit Facility starting on August 19, 2014, as any optional reimbursement made before August 18, 2014 using the proceeds from the issuance of convertible bonds shall be carried out at 101% of the par value. However, the Company reserves the right to make this reimbursement before August 18, 2014.

The nominal amount of the 2019 Bonds issuance may be increased by 10% to reach an aggregate maximum nominal amount of approximately EUR 688.4 million and the nominal amount of the 2020 Bonds issuance may be increased by 10% to reach an aggregate maximum nominal amount of approximately EUR 460.3 million, if these over-allotment options granted to the Joint Global Coordinators and Joint Bookrunners are exercised in full at the latest on 5 June 2014.

The conversion / exchange ratio of each Bond will be one new or existing Alcatel-Lucent share per Bond, subject to potential adjustments.

The 2019 Bonds will not bear interest. The 2020 Bonds will bear interest at an annual rate of 0.125%, payable semi-annually in arrears on 30 January and 30 July of each year, commencing 30 January 2015 (or the following business day if such date is not a business day), i.e. approximately EUR 0.00251 per semester and per 2020 Bond. For the period from and including 10 June 2014, the issue date, up to and including 29 January 2015, the amount of interest that will be payable on 30 January 2015 (or on the following business day if such date is not a business day) will be of approximately EUR 0.00322 per 2020 Bond.

[1]

The reference share price is equal the volume weighted average price of Alcatel-Lucent’s shares quoted on Euronext Paris from the opening of trading on 2 June 2014 until the final terms of the Bonds were determined.

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

The 2019 Bonds will be issued at par on 10 June 2014 and will be redeemed at par on 30 January 2019. The 2020 Bonds will be issued at par on 10 June 2014 and will be redeemed at par on 30 January 2020. At the option of Alcatel-Lucent, the Bonds may be subject to an early redemption under certain conditions.

The Bonds have been rated B- by Standard and Poor’s and Caa1 by Moody’s.

A prospectus has been submitted to the approval of the Autorité des marchés financiers (the “AMF”) in order to list the 2019 Bonds and the 2020 Bonds on Euronext Paris.

The Bonds have been only subject to a private placement in France and outside France (but not in the United States of America, Canada, Australia or Japan) to persons referred to in article L. 411-2-II of the French Monetary and Financial Code (Code monétaire et financier), without public offering in any country (including France).

This press release does not constitute a subscription offer, and the offering of the Bonds does not constitute a public offering in any country, including France.

This is an abbreviated version of a more detailed press release which can be found online at http://resources.alcatel-lucent.com/forms/press20140602EN.cfm.

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

We are at the forefront of global communications, providing products and innovations in IP and cloud networking, as well as ultra-broadband fixed and wireless access to service providers and their customers, and to enterprises and institutions throughout the world. Underpinning us in driving the industrial transformation from voice telephony to high-speed digital delivery of data, video and information is Bell Labs, an integral part of the Group and one of the world’s foremost technology research institutes, responsible for countless breakthroughs that have shaped the networking and communications industry. Our innovations have resulted in our Group being recognized by Thomson Reuters as a Top 100 Global Innovator, as well as being named by MIT Technology Review as amongst 2012’s Top 50 “World’s Most Innovative Companies”. We have also been recognized for innovation in sustainability, being named Industry Group Leader in the Technology Hardware & Equipment sector in the 2013 Dow Jones Sustainability Indices review, for making global communications more sustainable, affordable and accessible, all in pursuit of the Group’s mission to realize the potential of a connected world.

With revenues of Euro 14.4 billion in 2013, Alcatel-Lucent is listed on the Paris and New York stock exchanges (Euronext and NYSE: ALU). The company is incorporated in France and headquartered in Boulogne-Billancourt.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 55 14 10 06
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T : +33 (0)1 55 14 15 91

ALCATEL-LUCENT INVESTOR RELATIONS

MARISA BALDO	marisa.baldo@alcatel-lucent.com	T : +33 (0)1 55 14 11 20
JACQUES-OLIVIER VALLET	jacques-olivier.vallet@alcatel-lucent.com	T : +33 (0)1 55 14 12 49
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

DISCLAIMER

This press release is not an offer to the public, an offer to subscribe or designed to solicit interest for purposes of an offer to the public in any jurisdiction, including France.

The Bonds will be offered only by way of a private placement in France and outside France (but not in the United States of America, Canada, Australia or Japan) to persons referred to in Article L. 411-2-II of the French monetary and financial code (Code monétaire et financier), without a public offering in any country (including France). A listing prospectus will be prepared for a listing on the regulated market of Euronext in Paris and will be subject to the approval (visa) of the Autorité des marchés financiers.

The banks are acting exclusively for the Company and no-one else in connection with the offering of the Bonds. They will not regard any other person as their respective clients in relation to the offering of the Bonds and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients, nor for providing advice in relation to the offering of the Bonds, the contents of this announcement or any transaction, arrangement or other matter referred to herein.

In connection with the offering of the Bonds, each of the banks and any of their respective affiliates, acting as investors for their own accounts, may subscribe for or purchase Bonds and in that capacity may retain, purchase, sell, offer to sell or otherwise deal for their own accounts in such Bonds and other securities of the Company or related investments in connection with the offering of the Bonds or otherwise. In addition, certain of the Banks or their affiliates may enter into financing arrangements and swaps in connection with which they or their affiliates may from time to time acquire, hold or dispose of Bonds. None of the banks intends to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligations to do so.

European Economic Area

With respect to the Member States of the European Economic Area which have implemented the Prospectus Directive (the “Relevant Member States”), no action has been undertaken or will be undertaken to make an offer to the public of the Bonds requiring a publication of a prospectus in any Relevant Member State. As a result, the Bonds may only be offered in Relevant Member States:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

For the purposes of this paragraph, (i) the expression “offer to the public of Bonds” in relation to any Bond in any Relevant Member States, means any communication, to individuals or legal entities, in any form and by any means, of sufficient information on the terms and conditions of the offering and on the Bonds to be offered, thereby enabling an investor to decide to purchase or subscribe for the Bonds, as the same may be varied in that Member State, (ii) the expression “Prospectus Directive “ means Directive 2003/71/EC dated 4 November 2003 (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and (iii) the expression “2010 PD Amending Directive” means Directive 2010/73/EU dated 24 November 2010.

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

These selling restrictions with respect to Member States apply in addition to any other selling restrictions which may be applicable in the Member States who have implemented the Prospectus Directive.

France

The Bonds were not offered to the public, directly or indirectly, in France. Any offer of Bonds or disclosure of offer documents is carried out in France only to (a) services providers in investment and management of portfolio on behalf of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers), and/or (b) qualified investors (investisseurs qualifiés) acting for their own account, as defined by Articles L. 411-2 and D. 411-1 of the French Code monétaire et financier and pursuant to Articles L. 411-1 and L. 411-2 of the French Code monétaire et financier.

United Kingdom

This document is only being distributed to and is only directed at persons who (i) are located outside the United Kingdom, or (ii) have professional experience in matters relating to investments and fall within Article 19(5) (“investment professionals”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (iii) are persons falling within Article 49(2) (a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order (all such persons together being referred to as (the “Relevant Persons”). The Bonds and, if applicable, the shares of Alcatel-Lucent to be delivered upon exercise of the conversion rights (the “Financial Instruments”) are only available to Relevant Persons and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Financial Instruments will be engaged in only with Relevant Persons. Any person who is not a Relevant Person should not act or rely on this document or any of its contents.

United States of America

This document may not be published, distributed or transmitted in the United States of America (including its territories and dependencies, any State of the United States of America and the district of Columbia). This document does not constitute or form a part of any offer or solicitation to purchase for securities in the United States of America or to, or for the account or benefit of, U.S. persons. The securities mentioned herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), the law of any state of the United States of America and may not be offered or sold in the United States of America or to U.S. persons, or for the account or benefit of U.S. persons, except pursuant to an exemption from, or a transaction not subject to, the registration requirements of the Securities Act or the law of the above states. The Bonds will be offered or sold only outside of the United States of America and to people who are not “U.S. persons” and in offshore transactions, in accordance with Regulation S of the Securities Act. Alcatel-Lucent does not intend to register any portion of the proposed offering in the United States of America and no securities mentioned herein will be offered or sold in the United States of America or to, or for the account or benefit of, U.S. persons.

Stabilization

The stabilizing agent (or any other institution acting on its behalf) will have the ability, but not the obligation as from the moment on which the final terms of this transaction become public, i.e., on 2 June 2014, to intervene so as to stabilize the market for the Bonds and/or possibly the Company’s shares in accordance with applicable laws and regulations, and in particular Regulation (EC) no. 2273/2003 of the Commission dated 22 December 2003. Such interventions may be interrupted at any time, if any, but at the latest on 5 June 2014. Such interventions may stabilize the price of the Company’s shares and of the Bonds. Such interventions may also affect the price of the Company’s shares and of the Bonds and could result in such prices being higher than those that might otherwise prevail.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 2, 2014	Alcatel Lucent

	By:	/s/ Jean Raby
	Name:	Jean Raby
	Title:	Chief Financial and Legal Officer